EXHIBIT 99.1

ALL PROPOSALS APPROVED AT RADA’S EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Netanya, Israel – April 17, 2015 – RADA Electronic Systems, Ltd. (NASDAQ: RADA) announced today that all proposals were approved at its Extraordinary General Meeting of Shareholders that took place on April 16, 2015. These proposals included the increase of the registered share capital of the Company by NIS 200,000, such that following the increase the authorized share capital will be 30,000,000 ordinary shares and the approval of certain proposed transactions with Mr. Howard P.L. Yeung, the controlling shareholder of the Company, and his affiliate (Faith Content Development), and with Mr. Ben Zion Gruber, a director of the Company. The proposed transactions with Mr. Yeung may result in his becoming a holder of more than 45% of the Company's outstanding shares.